DOUGLAS T. HOLOD
doug.holod@maslon.com
612.672.8313 O

May 30, 2024

SUBMITTED VIA EDGAR

U. S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F. Street, N.E.

Washington, D.C. 20549

Attention:  Anuja Majmudar

Re:	Enservco Corporation (the “Company”) Preliminary Proxy Statement on Schedule 14A Filed May 1, 2024 File No. 001-36335

Ladies and Gentlemen:

This letter will respond on behalf of Enservco Corporation (the “Company”) to the comment letter dated May 15, 2024 (the “Comment Letter”) with respect to the above referenced Preliminary Proxy Statement on Schedule 14A filed by the Company on May 1, 2024 (the “Preliminary Proxy Statement”) with the Securities and Exchange Commission (the “Commission”). To facilitate your review, we have included in this letter your original comments (in bold) followed by our responses, which have been numbered to correspond to your letter.

In conjunction with this response letter, and pursuant to the applicable provisions of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder, concurrently herewith the Company is filing with the Commission, via EDGAR, a revised Preliminary Proxy Statement reflecting the revisions described in this letter as well as certain other updated information.

For your convenience, the Company is supplementally providing to the staff of the Commission a copy of such revised Preliminary Proxy Statement.

Preliminary Proxy Statement on Schedule 14A filed May 1, 2024.

1.

We note that in connection with the acquisition of Buckshot Trucking, you will seek to raise a portion or all the $3.75 million in cash consideration through the sale and issuance to third parties of convertible promissory notes. Please clarify if, in addition to the approval of the issuance of the Equity Shares, you are also seeking approval to issue the shares underlying the convertible promissory notes expected to be issued in the Acquisition Financing. If so, please unbundle this proposal to allow shareholders to vote separately on the issuance of the Equity Shares and the Acquisition Financing Shares, and provide the information required by Item 11 of Schedule 14A with respect to the Acquisition Financing. Alternatively, provide us with your analysis as to why you are not required to unbundle these proposals. Please refer to Exchange Act Rule 13a-4(a)(3), as well as Question 201.01 of the Exchange Act Rule 14(a)(3) Compliance and Disclosure Interpretations.

The Company has elected not to seek approval of the approval of the Equity Shares and the Acquisition Financing Shares at the Annual Meeting of Stockholders. Instead, the Company will obtain such approval pursuant to a Written Action of Stockholders as provided for by Delaware law and the Company’s constituent corporate documents. This written consent of stockholders is possible without a solicitation given the ownership level of the Company’s Board of Directors and Executive Officers some of whom will be converting their debt to equity.

The Company intends to therefore, file and distribute an Information Statement on Schedule 14C which provides information as required thereunder for the issuance of the Equity Shares and the issuance of the Acquisition Financing Shares.

2.

We note you are seeking approval for the issuance of shares of Enservco common stock as equity consideration for the acquisition of Buckshot Trucking, LLC. Please revise your preliminary proxy statement to provide the information required by Items 11, 13 and 14 of Schedule 14A for this transaction, including financial statements for Buckshot Trucking, LLC and pro forma financial information. Alternatively, please provide a detailed legal analysis explaining why you believe you are not required to provide some or all of this information. Please refer to Note A of Schedule 13A.

The Company will provide the financial statements for Buckshot Trucking, LLC as required by the Information Statement on Schedule 14C, which will incorporate by referenced such financial statements which will be filed as required on Form 8-K.

We trust that the foregoing has been responsive to the Staff’s comments. If you have any questions about this letter or require any further information, please contact me at (612) 672-8313 or Doug.Holod@maslon.com or Andy Tataryn at (612) 672-8327 or Andy.Tataryn@maslon.com.

Sincerely,

/s/ Douglas Holod
Douglas T. Holod

cc:	Richard Murphy (Enservco Corporation) Mark Patterson (Enservco Corporation) Andy Tataryn (Maslon LLP)